Exhibit 21.1
SCM MICROSYSTEMS INC.
SUBSIDIARIES OF THE REGISTRANT

Subsidiary Legal Name	Jurisdiction of Incorporation/Formation
United States:
SCM Microsystems (U.S.) Inc.	Delaware
Microtech International Inc.	Connecticut
SCM (fka) Dazzle Multimedia Inc.	Delaware

Europe:
SCM Microsystems GmbH	Germany
Dazzle Europe GmbH	Germany
SCM Microsystems Group Ltd.	United Kingdom
SCM Microsystems Ltd.	United Kingdom

Asia:
SCM Microsystems (Asia) Pte. Ltd.	Singapore
SCM Microsystems (Japan) KK	Japan
SCM Microsystems (India) Private Limited	India
     All subsidiaries of the registrant are wholly owned, directly or indirectly by SCM Microsystems, and do business under their respective legal names.